UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ANTARES PHARMA, INC.

(Name of Subject Company)

ATLAS MERGER SUB, INC.

a wholly owned subsidiary of

HALOZYME THERAPEUTICS, INC.

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

036642106

(Cusip Number of Class of Securities)

Mark Snyder

Senior Vice President, General Counsel and Corporate Secretary

Halozyme Therapeutics, Inc.

11388 Sorrento Valley Road

San Diego, California 92121

Telephone: (858) 794-8889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Sachin Kohli, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If, applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This filing relates solely to preliminary communications made before the commencement of a tender offer by Atlas Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Halozyme Therapeutics, Inc., a Delaware corporation (“Halozyme”), to acquire all of the outstanding shares of common stock of Antares Pharma, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of April 12, 2022, by and among the Company, Halozyme and Purchaser.

Forward-Looking Statements

This communication contains “forward-looking statements”. All statements, other than statements of historical fact, included herein, including without limitation those regarding our future product development and regulatory events and goals, product collaborations, our business intentions and financial estimates and anticipated results, are, or may be deemed to be, forward-looking statements. Words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “think,” “may,” “could,” “will,” “would,” “should,” “continue,” “potential,” “likely,” “opportunity,” “project” and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this communication. Although Halozyme’s and the Company’s management each believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Halozyme and the Company, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, risks related to Halozyme’s and the Company’s ability to complete the proposed acquisition on the proposed terms or on the proposed timeline, including the receipt of required regulatory approvals, the possibility that competing offers will be made, other risks associated with executing proposed acquisition, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the proposed acquisition will not be realized, risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition, disruption from the proposed acquisition making it more difficult to conduct business as usual or to maintain relationships with customers, employees, manufacturers or suppliers, and the possibility that, if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Halozyme’s shares could decline, as well as other risks related Halozyme’s and the Company’s respective businesses, including the ability to grow sales and revenues from existing products and to develop, commercialize or market new products, competition, including potential generic competition, the uncertainties inherent in research and development, including future clinical data and analysis, regulatory obligations and oversight by regulatory authorities, such as the U.S. Food and Drug Administration, including decisions of such authorities regarding whether and when to approve any drug, device or biological application that may be filed for any product candidates as well as decisions regarding labelling and other matters that could affect the availability or commercial potential of any product candidates, the absence of a guarantee that any product candidates, if approved, will be commercially successful, Halozyme’s ability to execute its share repurchase program according to plan, Halozyme’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with Halozyme’s and the Company’s intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on Halozyme and on the Company and their respective customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on Halozyme’s and the Company’s employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact Halozyme and the Company. This situation is changing rapidly and additional impacts may arise of which Halozyme and the Company are not currently aware and may exacerbate other previously identified risks. While the list of factors presented here is representative, no list should be considered a statement of all potential risks, uncertainties or assumptions that could have a material adverse effect on Halozyme’s consolidated financial condition or results of operations. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the public filings with the U.S. Securities and Exchange Commission (the “SEC”) made by Halozyme, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Halozyme’s annual report on Form 10-K for the year ended December 31, 2021 and the Company’s annual report on Form 10-K for the year ended December 31, 2021. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Halozyme and the Company do not undertake any obligation to update or revise any forward-looking information or statements. Investors are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.

About the Offer

The tender offer for the outstanding shares of Company common stock referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that Halozyme and its acquisition subsidiary will file with the SEC, upon the commencement of the tender offer. At the time the tender offer is commenced, Halozyme and its acquisition subsidiary will file a tender offer statement on Schedule TO and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of the Company’s stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Halozyme or the Company. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at https://www.antarespharma.com/investors/sec-filings or by contacting the Company’s Investor Relations Department at +1 609-359-3016. Copies of the documents filed with the SEC by Halozyme will be available free of charge on Halozyme’s internet website at https://ir.halozyme.com or by contacting Halozyme’s Investor Relations Department at ir@halozyme.com.

Additional Information

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Halozyme files annual, quarterly and special reports and other information with the SEC and the Company files annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Halozyme and the Company at the SEC public reference room at 100 F. Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Halozyme’s and the Company’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Exhibit No.	Description

(a)(5)(A)	Email to employees of Antares Pharma, Inc., dated April 13, 2022

(a)(5)(B)	Email to employees of Halozyme Therapeutics, Inc., dated April 13, 2022

(a)(5)(C)	Halozyme Therapeutics, Inc. employee FAQs, dated April 13, 2022

(a)(5)(D)	Letter to partners of Halozyme Therapeutics, Inc., dated April 13, 2022

(a)(5)(E)	Halozyme Therapeutics, Inc. infographic, published on April 13, 2022

(a)(5)(F)	Social media posts (Twitter and LinkedIn) of Halozyme Therapeutics, Inc., dated April 13, 2022